CLEARWATER DISTILLING COMPANY LLC dba Clear Water

ANNUAL REPORT

564 W 700 S, Suite 401

Pleasant Grove, UT 84062

(801) 407-6988

https://www.clearwaterdistilling.com/

This Annual Report is dated May 9, 2025.

BUSINESS

Clear Water Distilling Company LLC (dba "Clear Water") is an innovative distillery that is not afraid to color outside the lines. Clear Water creates ultra-premium spirits that may or may not fall within established alcohol industry categories. Just like a chef experiments with ingredients and methods to create exciting and delicious new recipes, so does Clear Water. From the category-defying Icon series spirits to more traditional offerings like ScandaLust and 14 Yr Light Whiskey, Clear Water is redefining the boundaries of the industry.

The company's business model relies on Direct to Consumer sales through e-commerce, local in-person sales at the distillery, sales to local bars and restaurants, and out-of-state distributor sales. Clear Water Distilling Co. creates spirits in the premium and ultra-premium price band.

Previous Offerings

Name: Reg CF 1
Type of security sold: Equity
Final amount sold: $1,070,347.97
Number of Securities Sold: 451,995
Use of proceeds: Operating Expenses, Marketing, Growth, Expansion into E-commerce
Date: May 01, 2021
Offering exemption relied upon: Regulation CF

Type of security sold: Convertible Note
Final amount sold: $21,762.00
Use of proceeds: Operating Expenses
Date: April 01, 2022
Offering exemption relied upon: Section 4(a)(2)

Name: Membership Units
Type of security sold: Equity
Final amount sold: $0.00
Number of Securities Sold: 106,500
Use of proceeds: Professional Consulting Services
Date: December 22, 2021
Offering exemption relied upon: Section 4(a)(2)

Name: Membership Units
Type of security sold: Equity
Final amount sold: $10,000.00
Number of Securities Sold: 25,000
Use of proceeds: Equipment Purchases
Date: August 17, 2020
Offering exemption relied upon: Section 4(a)(2)

REGULATORY INFORMATION

The company has not previously failed to comply with the requirements of Regulation Crowdfunding;

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

AND RESULTS OF OPERATION

Operating Results – 2024 Compared to 2023

Circumstances which led to the performance of financial statements:

Clear Water Distilling Co is still in the start-up stage of growth, having had income for less than 3 years. Even though revenue is increasing roughly 3x year-over-year, with traditional new business start-up costs, Clear Water is not yet cash positive. It is normal for distilleries to have a 3-5 year period before profitability. https://www.profitableventure.com/income-craft-distillery-make-margin/

Year ended December 31, 2021 compared to year ended December 31, 2020

Revenue

Revenue for fiscal year 2021 was $320,609 and increased from $90,209 in 2020. Note that 2020 was a partial year (we had our first sale in March 2020). We first opened our doors the week Covid hit our community in March 2020, with only one product and only local walk-in sales. The plan was to sell to bars and restaurants, which were incidentally also impacted by Covid shutdowns and decreased in-person consumer activity. We quickly pivoted to online direct-to-consumer sales, shipping to approximately 30 states by the summer of 2020. We also released our 2nd product, Josephine, in November 2020. In 2021 we released more spirits including Rene and ScandaLust Cinnamon Whiskey, as well as a special limited edition Light Whiskey. We also changed e-commerce retailers, expanding our shipping states by approximately 50%. We saw our customer base steadily increase as well, with marketing email list membership growing from approximately 1500 in late 2020 to over 4,000 by the end of 2021.

Cost of Sales

Cost of sales in 2020 was $104,599 as start-up expenses and purchases factored into first-year product development. Cost of Sales 2021 increased to $240,945 because of more products available and higher revenues due to increased online and in-state sales.

Gross margins

2021 Gross profits increased to $79,664 from 2020's ($14,390). This was due to the higher volume of sales in 2021 compared to 2020.

Expenses

The Company's operating expenses consist of, among other things, compensation and benefits, marketing and sales expenses, fees for professional services, and research and development expenses for the newest products. In 2021 the company hired more employees to keep up with increased production and retail open hours. We anticipate the operating expenses to increase commiserate with sales increases. In 2020 the operating expenses were $397,225, and in 2021 they were $632,253, primarily due to increased marketing initiatives and employee hires.

Historical results and cash flows:

Clear Water Distilling Co's historical results are in line with projections for future growth, at 2-3x year-over-year revenue increases for the next few years. The company's plans for expansion of sales and marketing budgets support this projection.

Liquidity and Capital Resources

At December 31, 2024, the Company had cash of $89,985.00. [*The Company intends to raise additional funds through an equity financing.*]

Debt

Creditor: Dave Fisher

Amount Owed: $183,750
Interest Rate: 5.0%
Maturity Date: October 01, 2022

Creditor: Raymond James Line of Credit
Amount Owed: $1,845,542
Interest Rate: 7.0%
Maturity Date: LOC

Creditor: Square Line of Credit
Amount Owed: $50,880
Interest Rate: 13.6%
Maturity Date: LOC

Creditor: Judy Metz
Amount Owed: $196,750
Interest : $60,000 lump sum
Maturity Date: March 31, 2029

Creditor: Fred Metz
Amount Owed: $196,750
Interest : $60,000 lump sum
Maturity Date: March 31, 2029

Creditor: Jeff Campsen
Amount Owed: $30,000
Interest Rate: SAFE note 20% discount
Maturity Date: N/A

Creditor: Balboa
Amount Owed: $93,694
Interest Rate: 30.9%
Maturity Date: March 13, 2027

Creditor: Blue Bridge
Amount Owed: $38,850
Interest Rate: 18.8%
Maturity Date: March 2, 2028

DIRECTORS, EXECUTIVE OFFICERS AND SIGNIFICANT EMPLOYEES

Our directors and executive officers as of the date hereof, are as follows:

Name: Matt Eau Claire

Matt Eau Claire's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

Position: CEO and Manager
Dates of Service: December, 2017 - Present
Responsibilities: Final Decisions, Manage External Issues, Matthew Eau Claire has an annual salary of $115,000/yr.

Other business experience in the past three years:

Employer: USANA Health Sciences
Title: Enterprise Data Architect
Dates of Service: March, 2017 - March, 2019
Responsibilities: Manage and analyze all data for the company

PRINCIPAL SECURITY HOLDERS

Set forth below is information regarding the beneficial ownership of our Common Stock, our only outstanding class of capital stock, as of December 31, 2024, by (i) each person whom we know owned, beneficially, more than 10% of the outstanding shares of our Common Stock, and (ii) all of the current officers and directors as a group. We believe that, except as noted below, each named beneficial owner has sole voting and investment power with respect to the shares listed. Unless otherwise indicated herein, beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and includes voting or investment power with respect to shares beneficially owned.

Title of class: Voting Units
Member Name: Matthew D Eau Claire
Amount and nature of Beneficial ownership: 1,801,000
Percent of class: 63.338

RELATED PARTY TRANSACTIONS

Name of Entity: Matthew Eau Claire
Relationship to Company: 20%+ Owner
Nature / amount of interest in the transaction: Personal Loans to the company.
Material Terms: Since inception, the Company received advances/loans from founder Matthew Eau Claire. As of December 31, 2021, and December 31, 2020, the Company had outstanding loans to Matthew Eau Claire in the amount of $33,430 and $11,445, respectively. The loan carries an interest rate of 15% and no maturity date has been set. The entire loan balance has been classified as non-current.

OUR SECURITIES

The company has authorized Non-Voting Units, Crowdfunding Units, and Voting Units. As part of the Regulation Crowdfunding raise, the Company will be offering up to 1,231,527 of Crowdfunding Units.

Non-Voting Units

The amount of security authorized is 406,499 with a total of 406,499 outstanding.

Voting Rights

There are no voting rights associated with Non-Voting Units.

Material Rights

Preemptive Right

Under certain circumstances, should the Company offer to sell securities, the Company shall first offer to sell to each holder of units a portion of such securities equal to each member's proportional share of units in the Company.

Distribution

The Company may in the sole and absolute discretion of the Manager make Distributions to the Members from time to time and such Distributions shall be distributed among the Members at the times and in the aggregate amounts determined by the Manager. Such Distributions shall be paid to the Members on a pro rata basis accordance with their respective Percentage Interest.

Liquidation and dissolution

Upon dissolution, each Member shall have a right to distribution of the proceeds of the liquidation, in the same manner as their rights of distribution, after payment of debts, liabilities and reserves.

General Restrictions on Transfer

Except under certain circumstances, no Member shall transfer all or any portion of its, her, or his Units. Even upon an approved transfer, the recipient of the transferred Units shall not become a Member until admitted as a substitute Member. Until such time, the Transferee shall constitute an Assignee only.

Right of First Refusal

In the event a Member desires to accept a bonafide third-party offer for the transfer of any or all of the Member’s Units (the Units subject to such offer to be hereinafter called the “Target Units”), the Company shall have the right to purchase all or any portion of the Target Units specified in the Transfer Notice for the purchase price contained therein. In the event the Company does not purchase all of the Target Units, the transferor Member shall have a period of thirty (30) days thereafter in which to Transfer the Target Units to the third-party offeror.

Drag-Along Rights

In the event any Member or group of Members having Voting Units equal to or greater than fifty percent (50%) of all issued and outstanding Voting Units proposes to Transfer all of his, her, its, or their Voting Units to a proposed third party (collectively, the “Transferring Members”), then the Transferring Member or Members shall have the right to compel each of the other Members to sell their Membership Interests to the proposed third party, simultaneously with the sale of the Transferring Member or Members’ Units, on the same terms and conditions as accepted, subject to this Agreement. Each Crowdfunding Member hereby constitutes and appoints as the proxies of the Crowdfunding Member and hereby grants a power of attorney to the highest ranking executive officer of the Company (or such other Person as the Manager may select) with full power of substitution, with respect to the matters set forth in this Section.

For Cause Call Right.

The Company shall have the right to repurchase all, but not less than all, of any Member's Units for Cause (the “Cause Call Right”) by delivering a written notice to the applicable Member of the Company’s intent to exercise its Cause Call Right not more than sixty (60) days after the Company’s discovery of actions or inactions giving rise to the Company’s exercise of the Cause Call Right. The price paid by the Company for the Units being repurchased from the Member shall be the fair market value of the Member’s Units.

Call right

Once the Company has returned to the Non-Voting Members, by way of Distribution an amount equal to the Non-Voting Members' initial Capital Contributions plus an additional twenty percent (20%) of the Non-Voting Members' initial Capital Contribution, the Company shall have the option to repurchase from any Non-Voting Member, all, or a portion, of the Non-Voting Units held by such Member.

Departure of a Member

Upon the death or incapacity of a Crowdfunding Member holding a 10% or greater Membership Interest, a Voting Member, or a Nonvoting Member that in each case is also a natural person (a "Departing Member"), for a period of one hundred and eighty (180) days after the date of the occurrence causing the Member's departure, the Company shall have the right (but not the obligation) to purchase such Member's Membership Interest. In the event the Company does not purchase the Departing Member's Membership Interest, then the Departing Member shall remain a Member or, in the case of the death of the Departing Member, the Departing Member's heir(s) shall become an Assignee until such time, if at all, as the Company accepts the heir(s) as a Substitute Member in accordance with.

Dissolution of Marriage or Death of Spouse

If, in connection with the dissolution of marriage or registered domestic partnership of a Crowdfunding Member holding a 10% or greater Membership Interest, a Voting Member, or a Nonvoting Member, any court issues a decree or order that transfers, confirms, or awards a Membership Interest, or any portion of such interest, to that Member's Spouse (an "Award"), then, that Member shall have the right to purchase from his or her former Spouse that Membership Interest, or portion, that was so transferred, and such former Spouse shall sell the Membership Interest or portion to that Member at the fair market value. If the Member fails to consummate the purchase, such Member shall provide notice to the Manager, and the Company shall have the option to purchase from the former Spouse the Membership Interest or a portion thereof.

* Please also refer to the Company's Amended and Restated Operating Agreement attached as Exhibit F.

Crowdfunding Units

The amount of security authorized is 450,593 with a total of 450,593 outstanding.

Voting Rights

There are no voting rights associated with Crowdfunding Units.

Material Rights

Preemptive Right

Under certain circumstances, should the Company offer to sell securities, the Company shall first offer to sell to each holder of units a portion of such securities equal to each member's proportional share of units in the Company.

Distribution

The Company may in the sole and absolute discretion of the Manager make Distributions to the Members from time to time and such Distributions shall be distributed among the Members at the times and in the aggregate amounts determined by the Manager. Such Distributions shall be paid to the Members on a pro rata basis accordance with their respective Percentage Interest.

Liquidation and dissolution

Upon dissolution, each Member shall have a right to distribution of the proceeds of the liquidation, in the same manner as their rights of distribution, after payment of debts, liabilities and reserves.

General Restrictions on Transfer.

Except under certain circumstances, no Member shall transfer all or any portion of its, her, or his Units. Even upon an approved transfer, the recipient of the transferred Units shall not become a Member until admitted as a substitute Member. Until such time, the Transferee shall constitute an Assignee only.

Right of First Refusal

In the event a Member desires to accept a bonafide third-party offer for the transfer of any or all of the Member's Units (the Units subject to such offer to be hereinafter called the "Target Units"), the Company shall have the right to purchase all or any portion of the Target Units specified in the Transfer Notice for the purchase price contained therein. In the event the Company does not purchase all of the Target Units, the transferor Member shall have a period of thirty (30) days thereafter in which to Transfer the Target Units to the third-party offeror.

Drag-Along Rights.

In the event any Member or group of Members having Voting Units equal to or greater than fifty percent (50%) of all

issued and outstanding Voting Units proposes to Transfer all of his, her, its, or their Voting Units to a proposed third party (collectively, the “Transferring Members”), then the Transferring Member or Members shall have the right to compel each of the other Members to sell their Membership Interests to the proposed third party, simultaneously with the sale of the Transferring Member or Members’ Units, on the same terms and conditions as accepted, subject to this Agreement. Each Crowdfunding Member hereby constitutes and appoints as the proxies of the Crowdfunding Member and hereby grants a power of attorney to the highest ranking executive officer of the Company (or such other Person as the Manager may select) with full power of substitution, with respect to the matters set forth in this Section.

For Cause Call Right.

The Company shall have the right to repurchase all, but not less than all, of any Member's Units for Cause (the “Cause Call Right”) by delivering a written notice to the applicable Member of the Company’s intent to exercise its Cause Call Right not more than sixty (60) days after the Company’s discovery of actions or inactions giving rise to the Company’s exercise of the Cause Call Right. The price paid by the Company for the Units being repurchased from the Member shall be the fair market value of the Member’s Units.

Call right

Once the Company has returned to the Non-Voting Members, by way of Distribution an amount equal to the Non-Voting Members’ initial Capital Contributions plus an additional twenty percent (20%) of the Non-Voting Members’ initial Capital Contribution, the Company shall have the option to repurchase from any Non-Voting Member, all, or a portion, of the Non-Voting Units held by such Member.

Departure of a Member

Upon the death or incapacity of a Crowdfunding Member holding a 10% or greater Membership Interest, a Voting Member, or a Nonvoting Member that in each case is also a natural person (a “Departing Member”), for a period of one hundred and eighty (180) days after the date of the occurrence causing the Member’s departure, the Company shall have the right (but not the obligation) to purchase such Member’s Membership Interest. In the event the Company does not purchase the Departing Member’s Membership Interest, then the Departing Member shall remain a Member or, in the case of the death of the Departing Member, the Departing Member’s heir(s) shall become an Assignee until such time, if at all, as the Company accepts the heir(s) as a Substitute Member in accordance with.

Dissolution of Marriage or Death of Spouse

If, in connection with the dissolution of marriage or registered domestic partnership of a Crowdfunding Member holding a 10% or greater Membership Interest, a Voting Member, or a Nonvoting Member, any court issues a decree or order that transfers, confirms, or awards a Membership Interest, or any portion of such interest, to that Member’s Spouse (an “Award”), then, that Member shall have the right to purchase from his or her former Spouse that Membership Interest, or portion, that was so transferred, and such former Spouse shall sell the Membership Interest or portion to that Member at the fair market value. If the Member fails to consummate the purchase, such Member shall provide notice to the Manager, and the Company shall have the option to purchase from the former Spouse the Membership Interest or a portion thereof.

* Please also refer to the Company's Amended and Restated Operating Agreement attached as Exhibit F.

Voting Units

The amount of securities outstanding is 2,843,497.

Material Rights

Voting Rights.

Holders of Voting Units are entitled to one vote per Voting Unit held.

Preemptive Right

Under certain circumstances, should the Company offer to sell securities, the Company shall first offer to sell to each holder of units a portion of such securities equal to each member's proportional share of units in the Company.

For Cause Call Right.

The Company shall have the right to repurchase all, but not less than all, of any Member's Units for Cause (the “Cause Call Right”) by delivering a written notice to the applicable Member of the Company’s intent to exercise its Cause Call Right not more than sixty (60) days after the Company’s discovery of actions or inactions giving rise to the Company’s exercise of the Cause Call Right. The price paid by the Company for the Units being repurchased from the Member shall be the fair market value of the Member’s Units.

General Restrictions on Transfer.

Except under certain circumstances, no Member shall transfer all or any portion of its, her, or his Units. Even upon an approved transfer, the recipient of the transferred Units shall not become a Member until admitted as a substitute Member. Until such time, the Transferee shall constitute an Assignee only.

Right of First Refusal

In the event a Member desires to accept a bonafide third-party offer for the transfer of any or all of the Member's Units (the Units subject to such offer to be hereinafter called the "Target Units"), the Company shall have the right to purchase all or any portion of the Target Units specified in the Transfer Notice for the purchase price contained therein. In the event the Company does not purchase all of the Target Units, the transferor Member shall have a period of thirty (30) days thereafter in which to Transfer the Target Units to the third-party offeror.

Drag-Along Rights.

In the event any Member or group of Members having Voting Units equal to or greater than fifty percent (50%) of all issued and outstanding Voting Units proposes to Transfer all of his, her, its, or their Voting Units to a proposed third party (collectively, the "Transferring Members"), then the Transferring Member or Members shall have the right to compel each of the other Members to sell their Membership Interests to the proposed third party, simultaneously with the sale of the Transferring Member or Members' Units, on the same terms and conditions as accepted, subject to this Agreement.

Distributions

The Company may in the sole and absolute discretion of the Manager make Distributions to the Members from time to time and such Distributions shall be distributed among the Members at the times and in the aggregate amounts determined by the Manager. Such Distributions shall be paid to the Members on a pro rata basis

accordance with their respective Percentage Interest.

Liquidation and dissolution

Upon dissolution, each Member shall have a right to distribution of the proceeds of the liquidation, in the same manner as their rights of distribution, after payment of debts, liabilities and reserves.

Departure of a Member

Upon the death or incapacity of a Crowdfunding Member holding a 10% or greater Membership Interest, a Voting Member, or a Nonvoting Member that in each case is also a natural person (a "Departing Member"), for a period of one hundred and eighty (180) days after the date of the occurrence causing the Member's departure, the Company shall have the right (but not the obligation) to purchase such Member's Membership Interest. In the event the Company does not purchase the Departing Member's Membership Interest, then the Departing Member shall remain a Member or, in the case of the death of the Departing Member, the Departing Member's heir(s) shall become an Assignee until such time, if at all, as the Company accepts the heir(s) as a Substitute Member in accordance with.

Dissolution of Marriage or Death of Spouse

If, in connection with the dissolution of marriage or registered domestic partnership of a Crowdfunding Member holding a 10% or greater Membership Interest, a Voting Member, or a Nonvoting Member, any court issues a decree or order that transfers, confirms, or awards a Membership Interest, or any portion of such interest, to that Member's Spouse (an "Award"), then, that Member shall have the right to purchase from his or her former Spouse that Membership Interest, or portion, that was so transferred, and such former Spouse shall sell the Membership Interest or portion to that Member at the fair market value. If the Member fails to consummate the purchase, such Member shall provide notice to the Manager, and the Company shall have the option to purchase from the former Spouse the Membership Interest or a portion thereof.

* Please also refer to the Company's Amended and Restated Operating Agreement attached as Exhibit F.

What it means to be a minority holder

As a minority holder of [Security Name] of the Company, you will have limited rights in regard to the corporate actions of the Company, including additional issuances of securities, company repurchases of securities, a sale of the Company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors and will have limited influence on the corporate actions of the Company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the Company issuing additional shares. In other words, when the Company issues more shares, the percentage of the Company that you own will go down, even though the value of the Company may go up. You will own a smaller piece of a larger company. This increase in the number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock.

If the Company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the Company offers dividends, and most early-stage companies are unlikely to offer dividends, preferring to invest any earnings into the Company).

The type of dilution that hurts early-stage investors most occurs when the company sells more shares in a “down round,” meaning at a lower valuation than in earlier offerings.

If you are making an investment expecting to own a certain percentage of the company or expecting each share to hold a certain amount of value, it’s important to realize how the value of those shares can decrease by actions taken by the company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

RISK FACTORS

Risk Factors Please review below to update and/or identify any risks that are specific to your company’s present business and financial condition. Risk factors that date back to your company’s launch on the platform may be outdated and may need to be modified. Uncertain Risk An investment in the Company (also referred to as “we”, “us”, “our”, or “Company”) involves a degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the Securities should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company’s Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company. Our business projections are only projections There can be no certain assurance that the Company will meet our projections. There can be no certain assurance that the Company will be able to find sufficient demand for our product, that people think it’s a better option than a competing product. However, the Company will be endeavoring to execute in a way to hit those projections by ways of analyzing market conditions and investing in initiatives to realize a return on those conditions. The Company will also make decisions and moves to accommodate the given and changing market to present products in sufficient time and quantity to realize a profit. Any valuation at this stage is difficult to assess The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment. The transferability of the Securities you are buying is limited Any Securities purchased through this crowdfunding campaign is subject to SEC limitations of transfer. This means that the Securities that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the stock back to the Company, to an “accredited investor,” as part of an offering registered with the Commission, to a member of your family, trust created for the benefit of your family, or in connection with your death or divorce. The Units are also subject to significant restrictions on transfer pursuant to the Operating Agreement. Your investment could be illiquid for a long time You should be prepared to hold this investment for several years or longer. For the 12 months following your investment there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for the Securities and there may never be one. As a result, if you decide to sell the Securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the spirits industry. However, that may never happen or it may happen at a price that results in you losing money on this investment. The Units are also subject to significant restrictions on transfer pursuant to the Operating Agreement. If the Company cannot raise sufficient funds it will not succeed The Company is offering Securities in the amount of up to $5 Million in this offering, and may close on any investments that are made. If it cannot raise a substantial portion of those funds for whatever reason, including reasons relating to the Company itself or the broader economy, it may not survive. If the Company manages to raise only the minimum amount of funds, sought, it will have to find other sources of funding for some of the plans outlined in “Use of Proceeds.” We may not have enough capital as needed and may be required to raise more capital. We anticipate needing access to credit in order to support our working capital requirements as we grow. Although interest rates are low, it is still a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment. Management Discretion as to Use of Proceeds Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so. Projections: Forward Looking Information Any projections or forward looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed. The amount raised in this offering may include investments from company insiders or immediate family members Officers, directors, executives, and existing owners with a controlling stake in the company (or their immediate family members) may make investments in this offering. Any such investments will be included in the raised amount reflected on the campaign page. We are reliant on one main type of service All of our current services are variants on one type of service, alcoholic spirits. Our revenues are therefore dependent upon the market for alcoholic spirits. Minority Holder; Securities with No Voting Rights The Securities an investor is buying have no voting rights attached to it. This means that you will have no rights in dictating on how the Company will be run. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our company, you will only be paid out if there is any cash remaining after all of the creditors of our company have been paid out. You are trusting

that management will make the best decision for the company You are trusting in management discretion. You are buying non-voting membership interest as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment. Insufficient Funds The company might not sell enough securities in this offering to meet its operating needs and fulfill its plans, in which case it will cease operating and you will get nothing. Even if we sell all the crowdfunding units we are offering now, the Company will (possibly) need to raise more funds in the future, and if it can't get them, may fail. Even if we do make a successful offering in the future, the terms of that offering might result in your investment in the company being worth less, because later investors might get better terms. This offering involves “rolling closings,” which may mean that earlier investors may not have the benefit of information that later investors have. Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans or prospects, sometimes on short notice. When such changes happen during the course of an offering, we must file an amended to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right. Our new product could fail to achieve the sales projections we expected Our growth projections are based on an assumption that with an increased advertising and marketing budget our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment We face significant market competition We will compete with larger, established companies who currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify. The number of suppliers (distilleries) is also growing at a tremendous rate, and the Company could become unnoticeable and obscured by the array of products in the marketplace. This could have a negative impact on sales and distribution opportunities. We are competing against other recreational activities Although we are a spirits company that caters to a select market, we do compete against other recreational activities such as cannabis. Our business growth depends on the market interest in the Company over other activities. Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass our trademark and copyright protection without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if our trademarks and copyrights are deemed unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise by entering into sublicenses. This would cut off a significant potential revenue stream for the Company. The cost of enforcing our trademarks and copyrights could prevent us from enforcing them Trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected. The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business To be successful, the Company requires capable people to run its day to day operations. As the Company grows, it will need to attract and hire additional employees in sales, marketing, design, development, operations, finance, legal, human resources and other areas. Depending on the economic environment and the Company's performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire and retain the right talent or make too many hiring mistakes, it is likely our business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of your investment. Our ability to sell our product or service is dependent on outside government regulation which can be subject to change at any time The alcoholic beverage industry is highly regulated by multiple local, state and federal agencies. The Alcohol and Tobacco Tax and Trade Bureau is the primary federal agency and it imposes the most federal regulations mostly around the calculation and submission of excise tax. There are 2 primary distribution methods for spirits distribution in the 50 states. “Three-tier” states and “Control” State. Three-tier states require that a distributor or wholesaler act between a supplier(distillery) and seller (bar/restaurant/retailer). As such, we will be required by law in those states to sell to a distributor/wholesaler. The distributor/wholesaler could possibly be a risk to our sales and distribution for that entire state as they may encounter financial difficulty, and any risk known to any company as well as the fact they may choose not to concentrate on selling our product. Also, some states, like Nevada have laws that prevent suppliers from changing distributors/wholesalers once a certain levels of sales has been hit. This presents a risk in that the distributor may then change their focus on selling our product. We rely on third parties to provide services essential to the success of our business We rely on third parties to provide a variety of essential business functions for us, including shipping, accounting, legal work, public relations, advertising, retailing, and distribution. It is possible that some of these third parties will fail to perform their services or will perform them in an unacceptable manner. It is possible that we will experience delays, defects, errors, or other problems with their work that will materially impact our operations and we may have little or no recourse to recover damages for these losses. A disruption in these key or other suppliers' operations could materially and adversely affect our business. As a result, your investment could be adversely impacted by our reliance on third parties and their performance. This offering involves “rolling closings,” which may mean that

earlier investors may not have the benefit of information that later investors have. The Company is vulnerable to hackers and cyber-attacks As an internet-based business, we may be vulnerable to hackers who may access the data of our investors and the issuer companies that utilize our platform. Further, any significant disruption in service on Clear Water Distilling Co or in its computer systems could reduce the attractiveness of the platform and result in a loss of investors and companies interested in using our platform. Further, we rely on a third-party technology provider to provide some of our back-up technology. Any disruptions of services or cyber-attacks either on our technology provider or on Clear Water Distilling Co could harm our reputation and materially negatively impact our financial condition and business. This offering involves “rolling closings,” which may mean that earlier investors may not have the benefit of information that later investors have. Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our [members]. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies’ businesses, plans or prospects, sometimes on short notice. When such changes happen during the course of an offering, we must file an amended to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our [members] and will have no such right. An increase in alcoholic beverage excise taxes could adversely affect financial results. The federal government and all of the states levy excise taxes on alcoholic beverages. Individual states also impose excise taxes on alcoholic beverages in varying amounts, which have also been subject to change. If federal or state excise taxes are increased, the Company may need to increase its selling price to maintain its current projected margins, which may or may not be accepted by our customers. An increase in alcoholic beverage excise taxes could adversely affect financial results. The federal government and all of the states levy excise taxes on alcoholic beverages. Individual states also impose excise taxes on alcoholic beverages in varying amounts, which have also been subject to change. If federal or state excise taxes are increased, the Company may need to increase its selling price to maintain its current projected margins, which may or may not be accepted by our customers. Changes in consumer preferences or public attitudes about alcohol could decrease demand for the Company’s products. If consumers are unwilling to accept the Company’s products or if general consumer trends cause a decrease in the demand for alcoholic beverages, including craft spirits, it would adversely impact the Company’s sales and results of operations. There is no assurance that the craft spirit segment will experience growth in future periods. If the markets for beer, wine, cannabis, or flavored alcohol beverages continue to grow, this could draw consumers away from the spirit industry in general and the Company’s products specifically and have an adverse effect on the Company’s sales and results of operations. Further, the alcoholic beverage industry has become the subject of considerable societal and political attention in recent years due to increasing public concern over alcohol-related social problems, including drunk driving, underage drinking, and health consequences from the misuse of alcohol. As an outgrowth of these concerns, the possibility exists that advertising by spirit producers could be restricted, that additional cautionary labeling or packaging requirements may be imposed or that there may be renewed efforts to impose, at either the federal or state level, increased excise or other taxes on beer sold in the United States. If craft spirits in general were to fall out of favor among domestic consumers, or if the domestic craft spirit industry were subjected to significant additional governmental regulation, it would likely have a significant adverse impact on the Company’s financial condition, operating results, and cash flows.

RESTRICTIONS ON TRANSFER

The common stock sold in the Regulation CF offering, may not be transferred by any purchaser, for a period of one-year beginning when the securities were issued, unless such securities are transferred:

(1) to the Company;

(2) to an accredited investor;

(3) as part of an offering registered with the SEC; or

(4) to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

SIGNATURES

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100-503), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned, on May 9, 2025.

CLEARWATER DISTILLING COMPANY LLC dba Clear Water

By /s/ Matthew Eau Claire

Name: Clear Water Distilling Company, LLC

Title: CEO

Exhibit A

FINANCIAL STATEMENTS

Clear Water Distilling Company
Profit and Loss
January - December 2024

		Total
Income		
3015 Sales - Retail Merchandise		2,656.55
3025 Other Revenue		225.00
3026 Tours Income		35,816.53
Total 3025 Other Revenue	$	**36,041.53**
3100 Sales		8,692.10
3115 Square Income		2,873.84
3116 Square Sales Shipping Income		20.00
3117 Misc Income		50.86
3119 Sales of Product Income		28,302.62
3119.5 Bottled Spirit Income		461,619.52
Total 3100 Sales	$	**501,558.94**
3150 Sales of Cigars Income		30,704.60
Discount Income		-1,156.06
QuickBooks Payments Sales		-250.38
Total Income	$	**569,555.18**
Cost of Goods Sold		
4000 COGS		
4010 Bottled Spirit COGS		123,603.89
4030 Inventory Adjustments		0.00
4040 WIP Loss		5,659.79
Total 4000 COGS	$	**129,263.68**
4050 COGS - Cigars		21,378.21
4100 COGS - Merchandise for Resale		15,659.78
4110 Freight and Shipping Costs		1,524.44
4120 Cost of Sales - Spirits		3,425.00
4180 Merchant & E-Commerce Platform Account Fees		23,813.82
Cost of Goods Sold		-1,739.08
Inventory Shrinkage		0.00
Total Cost of Goods Sold	$	**193,325.85**
Gross Profit	$	**376,229.33**
Expenses		
2560 Federal Excise Tax		3,897.81
2570 State Excise Tax Utah		71,843.34
2571 Utah Tobacco Tax		7,022.65
2580 CA Excise Tax		366.80
6202 R & D Expense		3,837.86
6205 Continuing Education		19,302.94
6207 Fund Raising Expenses		1,826.57
6215 Competition Eval		2,894.97
6255 Dues and Subscriptions		29,709.43
6270 Still & Manufacturing Parts		131.31
6280 Supplies- Consumable Warehouse		2,431.76
6285 Small Tools		581.78
6286 Repairs and Maintenance		9,204.29
6350 Janitorial Expense		4,374.03
6400 BOTTLING EXPENSE		1,954.06
6800 FACILITY EXPENSE		643.76

6820 Utilities		22,076.95
6830 Rent Expense		87,356.26
6845 Cash Adjustments		-30.78
7000 SELLING EXPENSE		33,214.07
7001 Sales Consultants		82,745.75
7004 Marketing Expense		1,994.21
7004.1 Samples / Marketing for Bars / Restaurants		2,079.62
7004.3 Local Marketing & Outreach		72,995.98
7004.4 Influencers & Sponsorships		10,000.00
7004.5 Event Expense		11,093.96
7004.6 Marketing Misc		4,696.54
7004.7 Marketing Asset Creation & Subscriptions		11,292.06
7004.8 Marketing Consultants		8,116.50
7004.9 Advertising/Promotional		106,636.10
Total 7004 Marketing Expense	$	**228,904.97**
7015 Professional Consulting Fees		99,300.00
7025 Distributor Expense		21,872.00
7026 Broker Expense		10,770.60
7045 Internet & Website		1,388.24
7050 Shipping		13,028.59
7051 Packaging & Shipping Supplies		463.33
7052 Warehousing Expense		8,065.00
7065 Commissions		580.00
7070 Tasting Room Expenses		747.92
7071 Retail Space Expense		9,989.66
7072 Small Warehouse Furnishings		311.74
7125 Employee Benefits		8,961.44
7128 Charitable Contributions		2,677.23
7130 Travel & Lodging (G&A)		43,603.72
7131 TRAVEL		2,781.20
7131.1 Lodging & Transportation- Sales calls		5,988.73
7131.11 Personal Meals on Sales Trips		2,810.85
7131.2 Vendor Visits & Education		17,722.52
7131.21 Personal Meals on Vendor Visits & Education Trips		452.07
Total 7131 TRAVEL	$	**29,755.37**
7134 Vehicle Expenses- gas, insurance, parking, maintenance, registration		10,805.91
7135 Meals		411.25
7135.1 Meals with Clients		340.07
7135.2 Meals - Officers only		115.54
7135.3 Meals with Employees /Staff Meetings		3,615.63
7135.4 Meals for Volunteers / Workers		27.32
Total 7135 Meals	$	**4,509.81**
7139 Professional Development		25.90
7140 Depreciation		0.00
7148 Computer & Internet Expenses		29,267.62
7155 Repairs & Maintenance (G&A)		3,419.25
7156 Bank Charges		1,136.31
7164 Insurance Expense		2,511.03
7165 General Liability Insurance		12,296.42
Total 7164 Insurance Expense	$	**14,807.45**
7171 Worker's Comp Insurance		5,752.41
7175 Legal		6,507.49
7176 Professional Services		600.00

7178 Accounting		5,517.99
7180 Licenses & Permits		6,783.85
7181 Compliance		251.82
7182 Postage & Delivery		13.74
7183 Office Expenses & Supplies		7,588.25
7184 Telephone Expense		7,081.39
7199 Miscellaneous		0.00
Competitions		7,394.56
7003 Fees & Spirits costs		400.00
Total Competitions	**$**	**7,794.56**
Payroll Expenses		
Company Contributions		
Health Insurance		43,250.20
Total Company Contributions	**$**	**43,250.20**
Taxes		50,553.15
Wages		650,509.24
Total Payroll Expenses	**$**	**744,312.59**
Square Fees		10,377.15
Total Expenses	**$**	**1,732,358.91**
Net Operating Income	**-$**	**1,356,129.58**
Other Expenses		
5501 Depreciation Expense - Furniture & Fixtures		183.68
5504 Capital Leases Depreciation		13,664.56
5505 Depreciation Other Machinery		30,043.56
5506 Depreciation Automobile		12,498.94
5510 Depreciation Manufacturing Equipment		1,964.26
5515 Depreciation R & D Equipment		839.73
5520 Amortization Leasehold Improvements		12,284.76
5525 Depreciation Office Equipment		1,412.29
5526 Depreciation Lab Equipment		183.85
8505 Interest Expense		55,991.99
cc unresolved		12,384.89
Total Other Expenses	**$**	**141,452.51**
Net Other Income	**-$**	**141,452.51**
Net Income	**-$**	**1,497,582.09**

Clear Water Distilling Company
Balance Sheet
As of December 31, 2024

	Total
ASSETS	
Current Assets	
Bank Accounts	
1000 Chase Business Checking	88,448.42
1001 Savings	0.00
1002 MHW Checking	1,036.63
1013 Petty Cash	500.00
1050 Savings for Taxes	0.00
QuickBooks Checking Account	0.00
Total Bank Accounts	$ 89,985.05
Accounts Receivable	
1120 Accounts Receivable	29,430.29
Total Accounts Receivable	$ 29,430.29
Other Current Assets	
1005 Prepaid Expenses	17,374.73
1005.1 Prepaid Expense - Hamish	9,694.95
1005.2 Prepaid Expense - RV	51,515.64
Total 1005 Prepaid Expenses	$ 78,585.32
1015 Prepaid Interest	
1015.1 Forward Finance Prepaid Interest	0.00
1015.2 OnDeck Cap Loan Prepaid Interest	0.00
1015.3 Prepaid Interest - CFS	0.00
1015.5 Prepaid Interest - Blue Bridge	7,672.97
Total 1015 Prepaid Interest	$ 7,672.97
1220 Barreled Inventory	11,109.00
1250 Merchandise Inventory Retail Shop	794.78
1250.1 Cigars for Resale	4,258.89
1250.2 Non-Tobacco Retail Merchandise	10,708.39
1250.3 Apparel for Resale	3,597.62
Total 1250 Merchandise Inventory Retail Shop	$ 19,359.68
1300 Inventory	
1310 Bottled Spirit	63,806.73
1320 Bulk Spirit	45,992.26
1330 Ingredients	12,829.83
1340 Supplies	122,735.01
1350 WIP	44,901.37
Total 1300 Inventory	$ 290,265.20
1410 Inventory Asset-1	0.00
1420 Uncategorized Asset	0.00
1450 Undeposited Funds	13,332.92
Allowance for Bad Debts	-8,373.17
Inventory Asset	2,042.67
Prepaid Swag	385.00
Total Other Current Assets	$ 414,379.59
Total Current Assets	$ 533,794.93
Fixed Assets	
1500 Furniture & Fixtures	0.00
1500.1 Mobile Bar	2,454.00
1501 Accumulated Depreciation of Furniture & Fixtures	-183.68
Total 1500 Furniture & Fixtures	$ 2,270.32
1505 Other Machinery	10,082.66
1505.1 Cooler	2,500.00
1505.2 Brother PRS100 Embroidery Machine	3,500.00
1506 Accumulated Depreciation Other Machinery	-8,173.19
Total 1505 Other Machinery	$ 7,909.47
1510 Manufacturing Equipment	35,500.06
1511 Accumulated Depreciation Manufacturing Equipment	-8,749.87
Total 1510 Manufacturing Equipment	$ 26,750.19
1515 R & D Equip	0.00
1516 Accumulated Depreciation R & D Equipment	-2,670.87
Total 1515 R & D Equip	-$ 2,670.87
1520 Leasehold Improvements	70,043.39
1521 Accumulated Amortization Leasehold Improvements	-48,576.28
Total 1520 Leasehold Improvements	$ 21,467.11
1525 Office Equipment	0.00
1525.1 MacBook Air Gold 2020 Steph	1,616.89
1525.2 MacBook Air Space Grey 2020 Matt	1,616.89
1525.3 MacBook Air Space Grey 2020 John	1,017.91
1525.4 MacBook Air Space 2022 - David	0.00
1525.5 Apple laptop 08/29/23	1,857.83
1525.6 Steph's new MacBook Pro	3,420.20
1525.7 04/25/24 Apple Mac	2,255.38
1526 Accumulated Depreciation Office Equipment	-3,324.96
Total 1525 Office Equipment	$ 8,460.14
1527 Lab Equipment	1,281.65
1528 Accumulated Depreciation Lab Equipment	-930.87
Total 1527 Lab Equipment	$ 350.78

1530 Diamond C Flatbed Trailer		8,060.66
1531 Depreciation Diamond C Flatbed Trailer		-4,707.12
Total 1530 Diamond C Flatbed Trailer	$	3,353.54
1532 ULine Pallet Jack w/Scale		1,877.49
1533 Depreciation ULine Pallet Jack w/Scale		-1,345.47
Total 1532 ULine Pallet Jack w/Scale	$	532.02
1534 High Country Enclosed Trailer 18'		24,592.70
1535 Depreciation High Country Enclosed Trailer		-4,684.32
Total 1534 High Country Enclosed Trailer 18'	$	19,908.38
1536 F350 Truck 2020		63,494.00
1537 Depreciation F350 2020		-42,704.37
Total 1536 F350 Truck 2020	$	20,789.63
1538 Skyline Industrial RO Filter		7,435.47
1539 Depreciation Skyline Industrial RO Filter		-1,746.05
Total 1538 Skyline Industrial RO Filter	$	5,689.42
1540 Canning Line		110,000.00
1541 Depreciation		-34,523.92
Total 1540 Canning Line	$	75,476.08
1545 Blue Bridge loan items		0.00
1545.1 New XpressFill 460, 4 Bottle Filling System for High Proof Spirits		3,233.86
1545.2 CIP Cart		9,900.00
1545.3 1.5KW XP Pump Cart		3,965.00
1545.4 Chiller - 2" TC		7,500.00
1545.5 Glidetech Hose - 2" TC x 12'		445.00
1545.6 Nitrogen Doser - Art Model		14,000.00
1545.7 Tosa Mecc Foil Spinner		3,241.59
1546 Blue Bridge depreciation		-9,962.20
Total 1545 Blue Bridge loan items	$	32,323.25
1605 Capital Lease 1 Items		
1605.1 Still Dragon 200L		22,865.00
1605.2 8 inch Gin Basket		2,135.00
1605.3 Digital Thermometers		549.50
1606 Lease 1 Accumulated Depreciation		-19,950.00
Total 1605 Capital Lease 1 Items	$	5,599.50
1607 Labeler TAL3100		9,912.00
1608 Depreciation Labeler TAL3100		-3,216.33
Total 1607 Labeler TAL3100	$	6,695.67
1610 Capital Lease 2 Items		
1610.1 Ernest Fermenter		2,500.00
1610.2 FScott Fermenter		2,500.00
1610.3 Jupiter Mash Tun		3,500.00
1610.4 380 L Still (100 Gallon)		11,812.50
1610.5 Pump Truck		2,850.00
1610.6 Heating Elements		2,065.00
1610.7 Two Distillery Hoses 5 foot		777.28
1610.8 Two Distillery Hoses 20 foot		1,468.55
1611 Lease 2 Accumulated Depreciation		-26,423.64
Total 1610 Capital Lease 2 Items	$	1,049.69
1615 Capital Lease 3 Items		
1615.1 Water Defender 2,000GPM RO System		7,091.47
1615.2 MXD Process Tote Mixer		2,015.38
1615.3 15BBL Fermenter Edgar		7,000.00
1615.4 15 BBL Fermenter Maya		7,000.00
1615.5 Slot Floor Drain & Install		26,785.42
1616 Capital Lease 3 Accumulated Depreciation		-36,340.35
Total 1615 Capital Lease 3 Items	$	13,551.92
Total Fixed Assets	$	249,506.24
Other Assets		
2290 suspense account		0.00
Security Deposits		6,000.00
Total Other Assets	$	6,000.00
TOTAL ASSETS	$	789,301.17
LIABILITIES AND EQUITY		
Liabilities		
Current Liabilities		
Accounts Payable		
2000 Accounts Payable		2,623.59
Total Accounts Payable	$	2,623.59
Credit Cards		
2100 Chase Visa		33,075.68
2101 Stephanie Chase Ink Bus Visa		0.00
2102 James Ink Visa (9797)		0.00
2103 Matt Chase Ink Bus Visa		0.00
2104 Matt Eau Claire Visa Credit Card		0.00
2105 Allison Chase Ink Visa		0.00
2106 Matt Ink Visa (8675) Jan 21		0.00
2107 Stephanie Ink Visa (8916) Feb 15		0.00
2108 Ramona Ink Visa (6708)		0.00
2109 John Ink Visa (2480)		0.00
Total 2100 Chase Visa	$	33,075.68
Total Credit Cards	$	33,075.68
Other Current Liabilities		

2210 Square Loan June 2021		0.00
2211 Square Loan July 2021		0.00
2212 Square Loan Dec 2021		0.00
2213 Square Loan		50,880.38
2214 Bridge Business Loan		0.00
2215 Employee Reimbursements Liability		-194.20
2225 On Deck Capital Loan		0.00
2230 Headway Capital Line of Credit		0.00
2235 Forward Finance Loan		0.00
2240 CFS Financial LLC		0.00
2250 Eau Claire Loans to Clear Water		-5,084.96
2260 Nate Farnsworth Loan to Clear Water		0.00
2270 Dave Fisher Loan		183,749.97
2275 Craig Rollins Loan		6,500.00
2280 David Pierson Convertible Note 23k		21,543.47
2550 Sales Tax Payable Utah		0.00
Cap Lease current portion		0.00
Cap Lease current portion 2		0.00
Cap Lease current portion 3		0.00
Direct Deposit Payable		871.02
Gift Card Outstanding		-913.90
On Deck current portion		0.00
Out Of Scope Agency Payable		0.00
Payroll Liabilities		
CO Income Tax		1,014.00
CO Local Tax		29.25
CO Unemployment Tax		0.00
Co. HSA		-4,332.00
EMI Dental		-307.05
Employe HSA Contribution		5,588.00
Employee HSA Contribution		-2,100.00
Employer HSA Contribution		6,150.00
Federal Taxes (941/944)		6,023.29
Federal Unemployment (940)		50.36
Guardian Life, ST / LT Disability		-77.96
Human Interest - Catchup		0.00
Human Interest - Roth		-3,027.22
Human Interest - Traditional		1,238.68
Select Health		-3,281.85
UT Income Tax		2,613.90
UT Unemployment Tax		26.07
VSP Vision		720.00
Total Payroll Liabilities	$	10,327.47
Sales Tax Agency Payable		0.00
Sales Tax Payable		-1,276.92
Total Sales Tax Agency Payable	-$	1,276.92
Short Term Loan Payable - Metz		0.00
Square Gift Card		2,869.13
Total Other Current Liabilities	$	269,271.46
Total Current Liabilities	$	304,970.73
Long-Term Liabilities		
2265 Raymond James Bank LOC		1,845,541.58
2310 Judy Metz Loan Shareholder Notes Payable		196,750.00
2311 Fred Metz Loan Shareholder Notes Payable		196,750.00
2315 Eau Claire Shareholder Notes Payable		0.00
2320 Deferred Compensation Liability		770,243.00
2325 Jeff Campsen		30,000.00
2605 Capital Lease 1		0.00
2610 Capital Lease 2		0.00
2615 Capital Lease 3		15,096.92
2620 Capital Lease 4 Truck Forklift		22,528.00
2625 Balboa Capital Loan		93,694.00
2630 Blue Bridge Equip Loan		38,850.40
Total Long-Term Liabilities	$	3,209,453.90
Total Liabilities	$	3,514,424.63
Equity		
2920 Fred & Judy Metz Equity		100,000.00
2930 Common Stock Crowd Funding		1,322,254.91
2980 Retained Earnings		-3,516,783.17
2999 Opening Balance Equity		0.00
Debt to equity conversion		3,000.00
SAFE Notes		
SAFE Note - Metz		1,045,000.00
Total SAFE Notes	$	1,045,000.00
Start Engine Equity Issuance Cost		-181,013.11
Net Income		-1,497,582.09
Total Equity	-$	2,725,123.46
TOTAL LIABILITIES AND EQUITY	$	789,301.17

Clear Water Distilling Company
Statement of Cash Flows
January - December 2024

	Total
OPERATING ACTIVITIES	
Net Income	-1,497,582.09
Adjustments to reconcile Net Income to Net Cash provided by operations:	
1120 Accounts Receivable	15,426.37
1005 Prepaid Expenses	-5,375.92
1005.1 Prepaid Expenses:Prepaid Expense - Hamish	-9,694.95
1005.2 Prepaid Expenses:Prepaid Expense - RV	-51,515.64
1015.2 Prepaid Interest:OnDeck Cap Loan Prepaid Interest	5,022.39
1015.3 Prepaid Interest:Prepaid Interest - CFS	9,565.26
1015.5 Prepaid Interest:Prepaid Interest - Blue Bridge	6,666.56
1220 Barreled Inventory	-11,109.00
1250 Merchandise Inventory Retail Shop	-794.78
1250.1 Merchandise Inventory Retail Shop:Cigars for Resale	-1,153.81
1250.2 Merchandise Inventory Retail Shop:Non-Tobacco Retail Merchandise	-4,155.59
1250.3 Merchandise Inventory Retail Shop:Apparel for Resale	954.84
1310 Inventory:Bottled Spirit	129,118.69
1320 Inventory:Bulk Spirit	-36,301.25
1330 Inventory:Ingredients	-6,790.99
1340 Inventory:Supplies	-101,495.24
1350 Inventory:WIP	-3,476.89
Inventory Asset	-2,042.67
Prepaid Swag	-385.00
1501 Furniture & Fixtures:Accumulated Depreciation of Furniture & Fixtures	183.68
1506 Other Machinery:Accumulated Depreciation Other Machinery	2,276.98
1511 Manufacturing Equipment:Accumulated Depreciation Manufacturing Equipment	1,964.26
1516 R & D Equip:Accumulated Depreciation R & D Equipment	839.73
1521 Leasehold Improvements:Accumulated Amortization Leasehold Improvements	12,284.76
1526 Office Equipment:Accumulated Depreciation Office Equipment	1,412.29
1528 Lab Equipment:Accumulated Depreciation Lab Equipment	183.85
1531 Diamond C Flatbed Trailer:Depreciation Diamond C Flatbed Trailer	1,059.12
1533 ULine Pallet Jack w/Scale:Depreciation ULine Pallet Jack w/Scale	375.43
1535 High Country Enclosed Trailer 18':Depreciation High Country Enclosed Trailer	3,513.24
1537 F350 Truck 2020:Depreciation F350 2020	12,498.94
1539 Skyline Industrial RO Filter:Depreciation Skyline Industrial RO Filter	375.43
1541 Canning Line:Depreciation	15,476.31
1606 Capital Lease 1 Items:Lease 1 Accumulated Depreciation	650.00
1608 Labeler TAL3100:Depreciation Labeler TAL3100	989.73
1611 Capital Lease 2 Items:Lease 2 Accumulated Depreciation	3,030.07
1616 Capital Lease 3 Items:Capital Lease 3 Accumulated Depreciation	9,984.49
2000 Accounts Payable	-49,938.47
2100 Chase Visa	478.80
2101 Chase Visa:Stephanie Chase Ink Bus Visa	0.00
2102 Chase Visa:James Ink Visa (9797)	0.00
2103 Chase Visa:Matt Chase Ink Bus Visa	0.00
2105 Chase Visa:Allison Chase Ink Visa	0.00
2106 Chase Visa:Matt Ink Visa (8675) Jan 21	0.00
2107 Chase Visa:Stephanie Ink Visa (8916) Feb 15	0.00
2109 Chase Visa:John Ink Visa (2480)	0.00
2213 Square Loan	-11,000.48
2215 Employee Reimbursements Liability	-9,533.42
2225 On Deck Capital Loan	-72,031.90
2230 Headway Capital Line of Credit	-75,473.82
2240 CFS Financial LLC	-47,590.00

2250 Eau Claire Loans to Clear Water		-135,091.75
2550 Sales Tax Payable Utah		5,745.78
Direct Deposit Payable		0.00
Gift Card Outstanding		-428.97
Out Of Scope Agency Payable		0.00
Payroll Liabilities:CO Income Tax		1,014.00
Payroll Liabilities:CO Local Tax		29.25
Payroll Liabilities:CO Unemployment Tax		0.00
Payroll Liabilities:Co. HSA		-3,941.00
Payroll Liabilities:EMI Dental		-304.40
Payroll Liabilities:Employe HSA Contribution		4,100.00
Payroll Liabilities:Employee HSA Contribution		-2,100.00
Payroll Liabilities:Employer HSA Contribution		3,900.00
Payroll Liabilities:Federal Taxes (941/944)		3,357.24
Payroll Liabilities:Federal Unemployment (940)		-515.33
Payroll Liabilities:Guardian Life, ST / LT Disability		-77.96
Payroll Liabilities:Human Interest - Catchup		0.00
Payroll Liabilities:Human Interest - Roth		-3,027.22
Payroll Liabilities:Human Interest - Traditional		1,238.68
Payroll Liabilities:Select Health		-209.00
Payroll Liabilities:UT Income Tax		-2,350.24
Payroll Liabilities:UT Unemployment Tax		-256.37
Payroll Liabilities:VSP Vision		720.00
Sales Tax Agency Payable		-51,546.15
Sales Tax Agency Payable:Sales Tax Payable		46,477.26
Short Term Loan Payable - Metz		0.00
Square Gift Card		818.24
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	**-$**	**397,976.54**
Net cash provided by operating activities	**-$**	**1,895,558.63**
INVESTING ACTIVITIES		
1500.1 Furniture & Fixtures:Mobile Bar		-2,454.00
1520 Leasehold Improvements		-6,200.00
1525.7 Office Equipment:04/25/24 Apple Mac		-2,255.38
1546 Blue Bridge loan items:Blue Bridge depreciation		5,977.32
2290 suspense account		0.07
Net cash provided by investing activities	**-$**	**4,931.99**
FINANCING ACTIVITIES		
2265 Raymond James Bank LOC		1,845,541.58
2310 Judy Metz Loan Shareholder Notes Payable		100,000.00
2311 Fred Metz Loan Shareholder Notes Payable		100,000.00
2315 Eau Claire Shareholder Notes Payable		-25,000.00
2325 Jeff Campsen		30,000.00
2605 Capital Lease 1		-639.00
2610 Capital Lease 2		-7,424.00
2615 Capital Lease 3		-17,771.08
2620 Capital Lease 4 Truck Forklift		-30,037.32
2625 Balboa Capital Loan		-8,388.05
2630 Blue Bridge Equip Loan		-13,559.76
2999 Opening Balance Equity		0.00
Net cash provided by financing activities	**$**	**1,972,722.37**
Net cash increase for period	**$**	**72,231.75**
Cash at beginning of period		31,086.22
Cash at end of period	**$**	**103,317.97**

Clear Water Distilling Company
Profit and Loss
January - December 2023

		Total
Income		
3015 Sales - Retail Merchandise		1,435.42
3025 Other Revenue		300.00
3026 Tours Income		32,993.16
Total 3025 Other Revenue	$	33,293.16
3100 Sales		-15.00
3110 Distributor Spirit Sales Income		741.64
3115 Square Income		2,784.80
3116 Square Sales Shipping Income		215.75
3117 Misc Income		542.74
3119 Sales of Product Income		21,675.96
3119.5 Bottled Spirit Income		548,466.83
Total 3100 Sales	$	574,412.72
3150 Sales of Cigars Income		12,254.30
Discount Income		-2,245.58
QuickBooks Payments Sales		137.60
Total Income	$	619,287.62
Cost of Goods Sold		
4000 COGS		
4010 Bottled Spirit COGS		149,284.37
4030 Inventory Adjustments		0.00
4040 WIP Loss		1,174.95
Total 4000 COGS	$	150,459.32
4050 COGS - Cigars		8,954.21
4100 COGS - Merchandise for Resale		12,286.41
4110 Freight and Shipping Costs		13,080.19
4120 Cost of Sales - Spirits		9,894.39
4180 Merchant & E-Commerce Platform Account Fees		23,034.51
Inventory Shrinkage		4,450.00
Total Cost of Goods Sold	$	222,159.03
Gross Profit	$	397,128.59
Expenses		
2560 Federal Excise Tax		6,572.97
2570 State Excise Tax Utah		46,321.87
2571 Utah Tobacco Tax		2,945.46
2580 CA Excise Tax		428.60
6202 R & D Expense		245.00
6205 Continuing Education		10,036.29
6207 Fund Raising Expenses		1,019.36
6215 Competition Eval		801.57
6235 Barreled Storage		1,735.20
6255 Dues and Subscriptions		4,590.41
6270 Still & Manufacturing Parts		35.36
6280 Supplies- Consumable Warehouse		1,982.77
6285 Small Tools		363.24
6286 Repairs and Maintenance		4,156.47
6350 Janitorial Expense		3,270.58
6400 BOTTLING EXPENSE		756.23

6820 Utilities		18,086.19
6830 Rent Expense		93,366.27
6845 Cash Adjustments		13,331.97
7000 SELLING EXPENSE		7,283.95
7001 Sales Consultants		65,248.00
7004 Marketing Expense		
7004.1 Samples / Marketing for Bars / Restaurants		503.17
7004.2 E-Commerce Marketing		19,330.87
7004.3 Local Marketing & Outreach		63,811.87
7004.4 Influencers & Sponsorships		4,101.00
7004.5 Event Expense		24,824.88
7004.7 Marketing Asset Creation & Subscriptions		24,317.66
7004.8 Marketing Consultants		64,522.00
7004.9 Advertising/Promotional		64,966.44
Total 7004 Marketing Expense	**$**	**266,377.89**
7025 Distributor Expense		19,901.25
7026 Broker Expense		20,259.11
7045 Internet & Website		1,748.73
7050 Shipping		17,077.90
7051 Packaging & Shipping Supplies		1,167.62
7052 Warehousing Expense		12,318.95
7070 Tasting Room Expenses		3,377.73
7071 Retail Space Expense		9,042.46
7080 Merchant Card Services		269.21
7125 Employee Benefits		7,164.27
7128 Charitable Contributions		104.50
7131 TRAVEL		253.81
7131.1 Lodging & Transportation- Sales calls		10,197.38
7131.11 Personal Meals on Sales Trips		1,996.65
7131.2 Vendor Visits & Education		158.73
7131.21 Personal Meals on Vendor Visits & Education Trips		329.68
7131.3 Travel while hauling Freight		610.54
7131.31 Personal Meals on Freight Trips		40.00
Total 7131 TRAVEL	**$**	**13,586.79**
7134 Vehicle Expenses- gas, insurance, parking, maintenance, registration		8,441.75
7135 Meals		
7135.3 Meals with Employees /Staff Meetings		218.40
Total 7135 Meals	**$**	**218.40**
7148 Computer & Internet Expenses		10,480.78
7155 Repairs & Maintenance (G&A)		0.00
7156 Bank Charges		3,400.73
7164 Insurance Expense		11,506.02
7165 General Liability Insurance		4,571.74
Total 7164 Insurance Expense	**$**	**16,077.76**
7171 Worker's Comp Insurance		1,935.56
7175 Legal		10,054.99
7178 Accounting		5,198.08
7180 Licenses & Permits		4,983.60
7181 Compliance		269.12
7183 Office Expenses & Supplies		4,408.57
7184 Telephone Expense		8,147.37
7215 Expense Acct Employee Reimbursements		0.00
Competitions		1,035.00

7003 Fees & Spirits costs		1,336.50
Total Competitions	**$**	**2,371.50**
Deferred Compensation Expense		770,243.00
Payroll Expenses		
Company Contributions		
Health Insurance		28,600.01
Total Company Contributions	**$**	**28,600.01**
Taxes		30,912.52
Wages		329,206.73
Total Payroll Expenses	**$**	**388,719.26**
Square Fees		29,439.34
Total Expenses	**$**	**1,919,363.98**
Net Operating Income	**-$**	**1,522,235.39**
Other Income		
8710 Other Income		400.00
Total Other Income	**$**	**400.00**
Other Expenses		
5505 Depreciation Other Machinery		37,120.49
5510 Depreciation Manufacturing Equipment		20,218.68
5515 Depreciation R & D Equipment		915.57
5520 Amortization Leasehold Improvements		11,538.83
5525 Depreciation Office Equipment		858.74
5526 Depreciation Lab Equipment		183.09
8505 Interest Expense		205,650.36
9000 Ask My Accountant		1,521.57
Total Other Expenses	**$**	**278,007.33**
Net Other Income	**-$**	**277,607.33**
Net Income	**-$**	**1,799,842.72**

Clear Water Distilling Company
Statement of Cash Flows
January - December 2023

	Total
OPERATING ACTIVITIES	
Net Income	-1,799,842.72
Adjustments to reconcile Net Income to Net Cash provided by operations:	
1120 Accounts Receivable	-10,643.76
1005 Prepaid Expenses	-13,198.81
1015.1 Prepaid Interest:Forward Finance Prepaid Interest	727.79
1015.2 Prepaid Interest:OnDeck Cap Loan Prepaid Interest	-558.38
1015.3 Prepaid Interest:Prepaid Interest - CFS	-9,565.26
1015.5 Prepaid Interest:Prepaid Interest - Blue Bridge	-14,339.53
1250 Merchandise Inventory Retail Shop	779.28
1250.1 Merchandise Inventory Retail Shop:Cigars for Resale	1,005.81
1250.2 Merchandise Inventory Retail Shop:Non-Tobacco Retail Merchandise	-1,165.16
1250.3 Merchandise Inventory Retail Shop:Apparel for Resale	-4,552.46
1310 Inventory:Bottled Spirit	-47,900.12
1320 Inventory:Bulk Spirit	148,622.66
1330 Inventory:Ingredients	-203.11
1340 Inventory:Supplies	35,125.29

1350 Inventory:WIP	-30,174.68
1506 Other Machinery:Accumulated Depreciation Other Machinery	2,027.29
1511 Manufacturing Equipment:Accumulated Depreciation Manufacturing Equipment	2,142.87
1516 R & D Equip:Accumulated Depreciation R & D Equipment	915.57
1521 Leasehold Improvements:Accumulated Amortization Leasehold Improvements	11,538.83
1526 Office Equipment:Accumulated Depreciation Office Equipment	858.74
1528 Lab Equipment:Accumulated Depreciation Lab Equipment	183.09
1531 Diamond C Flatbed Trailer:Depreciation Diamond C Flatbed Trailer	1,412.13
1533 ULine Pallet Jack w/Scale:Depreciation ULine Pallet Jack w/Scale	375.50
1535 High Country Enclosed Trailer 18':Depreciation High Country Enclosed Trailer	1,171.08
1537 F350 Truck 2020:Depreciation F350 2020	12,498.80
1539 Skyline Industrial RO Filter:Depreciation Skyline Industrial RO Filter	375.50
1541 Canning Line:Depreciation	14,285.71
1606 Capital Lease 1 Items:Lease 1 Accumulated Depreciation	3,900.00
1608 Labeler TAL3100:Depreciation Labeler TAL3100	989.60
1611 Capital Lease 2 Items:Lease 2 Accumulated Depreciation	4,544.67
1616 Capital Lease 3 Items:Capital Lease 3 Accumulated Depreciation	9,631.14
2000 Accounts Payable	-13,232.67
2100 Chase Visa	26,191.46
2101 Chase Visa:Stephanie Chase Ink Bus Visa	0.00
2102 Chase Visa:James Ink Visa (9797)	0.00
2105 Chase Visa:Allison Chase Ink Visa	0.00
2106 Chase Visa:Matt Ink Visa (8675) Jan 21	-43,006.86
2107 Chase Visa:Stephanie Ink Visa (8916) Feb 15	0.00
2109 Chase Visa:John Ink Visa (2480)	0.00
2213 Square Loan	51,314.96
2214 Bridge Business Loan	0.00
2215 Employee Reimbursements Liability	-9,071.01
2225 On Deck Capital Loan	46,821.24
2230 Headway Capital Line of Credit	6,043.40
2235 Forward Finance Loan	-72,244.36
2240 CFS Financial LLC	47,590.00
2250 Eau Claire Loans to Clear Water	-17,982.55
2275 Craig Rollins Loan	6,500.00
2550 Sales Tax Payable Utah	3,944.19
Cap Lease current portion	-6,791.80
Cap Lease current portion 2	-5,762.87
Cap Lease current portion 3	-7,208.68
Direct Deposit Payable	0.00
Gift Card Outstanding	-500.00
On Deck current portion	-77,546.32
Out Of Scope Agency Payable	0.00
Payroll Liabilities:Co. HSA	7,754.00
Payroll Liabilities:EMI Dental	203.75
Payroll Liabilities:Employe HSA Contribution	-9,062.00
Payroll Liabilities:Employer HSA Contribution	1,800.00
Payroll Liabilities:Federal Taxes (941/944)	502.50
Payroll Liabilities:Federal Unemployment (940)	200.51
Payroll Liabilities:Select Health	199.00
Payroll Liabilities:UT Income Tax	26.68
Payroll Liabilities:UT Unemployment Tax	486.87
Sales Tax Agency Payable	27,500.14
Sales Tax Agency Payable:Sales Tax Payable	-30,298.63

Square Gift Card		891.45
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	$	**56,072.48**
Net cash provided by operating activities	-$	**1,743,770.24**
INVESTING ACTIVITIES		
1505.2 Other Machinery:Brother PRS100 Embroidery Machine		-3,500.00
1520 Leasehold Improvements		-8,755.00
1525.4 Office Equipment:MacBook Air Space 2022 - David		965.24
1525.5 Office Equipment:Apple laptop 08/29/23		-1,857.83
1525.6 Office Equipment:Steph's new MacBook Pro		-3,420.20
1534 High Country Enclosed Trailer 18'		-24,592.70
1545 Blue Bridge loan items		0.00
1545.1 Blue Bridge loan items:New XpressFill 460, 4 Bottle Filling System for High Proof Spirits		-3,233.86
1545.2 Blue Bridge loan items:CIP Cart		-9,900.00
1545.3 Blue Bridge loan items:1.5KW XP Pump Cart		-3,965.00
1545.4 Blue Bridge loan items:Chiller - 2" TC		-7,500.00
1545.5 Blue Bridge loan items:Glidetech Hose - 2" TC x 12'		-445.00
1545.6 Blue Bridge loan items:Nitrogen Doser - Art Model		-14,000.00
1545.7 Blue Bridge loan items:Tosa Mecc Foil Spinner		-3,241.59
1546 Blue Bridge loan items:Blue Bridge depreciation		3,984.88
1607 Labeler TAL3100		-4,964.00
Net cash provided by investing activities	-$	**84,425.06**
FINANCING ACTIVITIES		
2310 Judy Metz Loan Shareholder Notes Payable		-43,250.00
2311 Fred Metz Loan Shareholder Notes Payable		46,750.00
2320 Deferred Compensation Liability		770,243.00
2605 Capital Lease 1		-3,432.20
2610 Capital Lease 2		-4,213.13
2615 Capital Lease 3		-7,865.44
2620 Capital Lease 4 Truck Forklift		-29,354.68
2625 Balboa Capital Loan		-412.75
2630 Blue Bridge Equip Loan		52,410.16
2930 Common Stock Crowd Funding		447.20
2999 Opening Balance Equity		-2,292.66
SAFE Notes:SAFE Note - Metz		1,045,000.00
Start Engine Equity Issuance Cost		-1,892.09
Net cash provided by financing activities	$	**1,822,137.41**
Net cash increase for period	-$	**6,057.89**
Cash at beginning of period		37,144.11
Cash at end of period	$	**31,086.22**

Clear Water Distilling Company
Balance Sheet
As of December 31, 2023

	Total
ASSETS	
Current Assets	
Bank Accounts	
1000 Chase Business Checking	27,932.29
1001 Savings	0.00
1002 MHW Checking	153.93
1013 Petty Cash	1,699.11
1050 Savings for Taxes	0.00

QuickBooks Checking Account		0.00
Total Bank Accounts	$	29,785.33
Accounts Receivable		
1120 Accounts Receivable		44,856.66
Total Accounts Receivable	$	44,856.66
Other Current Assets		
1005 Prepaid Expenses		11,998.81
1015 Prepaid Interest		
1015.1 Forward Finance Prepaid Interest		0.00
1015.2 OnDeck Cap Loan Prepaid Interest		5,022.39
1015.3 Prepaid Interest - CFS		9,565.26
1015.5 Prepaid Interest - Blue Bridge		14,339.53
Total 1015 Prepaid Interest	$	28,927.18
1250 Merchandise Inventory Retail Shop		0.00
1250.1 Cigars for Resale		3,105.08
1250.2 Non-Tobacco Retail Merchandise		6,552.80
1250.3 Apparel for Resale		4,552.46
Total 1250 Merchandise Inventory Retail Shop	$	14,210.34
1300 Inventory		
1310 Bottled Spirit		192,925.42
1320 Bulk Spirit		9,691.01
1330 Ingredients		6,038.84
1340 Supplies		21,239.77
1350 WIP		41,424.48
Total 1300 Inventory	$	271,319.52
1410 Inventory Asset-1		0.00
1420 Uncategorized Asset		0.00
1450 Undeposited Funds		1,300.89
Allowance for Bad Debts		-8,373.17
Inventory Asset		
Total Other Current Assets	$	319,383.57
Total Current Assets	$	394,025.56
Fixed Assets		
1500 Furniture & Fixtures		0.00
1505 Other Machinery		10,082.66
1505.1 Cooler		2,500.00
1505.2 Brother PRS100 Embroidery Machine		3,500.00
1506 Accumulated Depreciation Other Machinery		-5,896.21
Total 1505 Other Machinery	$	10,186.45
1510 Manufacturing Equipment		35,500.06
1511 Accumulated Depreciation Manufacturing Equipment		-6,785.61
Total 1510 Manufacturing Equipment	$	28,714.45
1515 R & D Equip		0.00
1516 Accumulated Depreciation R & D Equipment		-1,831.14
Total 1515 R & D Equip	-$	1,831.14
1520 Leasehold Improvements		63,843.39
1521 Accumulated Amortization Leasehold Improvements		-36,291.52
Total 1520 Leasehold Improvements	$	27,551.87
1525 Office Equipment		0.00
1525.1 MacBook Air Gold 2020 Steph		1,616.89
1525.2 MacBook Air Space Grey 2020 Matt		1,616.89
1525.3 MacBook Air Space Grey 2020 John		1,017.91
1525.4 MacBook Air Space 2022 - David		0.00

1525.5 Apple laptop 08/29/23		1,857.83
1525.6 Steph's new MacBook Pro		3,420.20
1526 Accumulated Depreciation Office Equipment		-1,912.67
Total 1525 Office Equipment	**$**	**7,617.05**
1527 Lab Equipment		1,281.65
1528 Accumulated Depreciation Lab Equipment		-747.02
Total 1527 Lab Equipment	**$**	**534.63**
1530 Diamond C Flatbed Trailer		8,060.66
1531 Depreciation Diamond C Flatbed Trailer		-3,648.00
Total 1530 Diamond C Flatbed Trailer	**$**	**4,412.66**
1532 ULine Pallet Jack w/Scale		1,877.49
1533 Depreciation ULine Pallet Jack w/Scale		-970.04
Total 1532 ULine Pallet Jack w/Scale	**$**	**907.45**
1534 High Country Enclosed Trailer 18'		24,592.70
1535 Depreciation High Country Enclosed Trailer		-1,171.08
Total 1534 High Country Enclosed Trailer 18'	**$**	**23,421.62**
1536 F350 Truck 2020		63,494.00
1537 Depreciation F350 2020		-30,205.43
Total 1536 F350 Truck 2020	**$**	**33,288.57**
1538 Skyline Industrial RO Filter		7,435.47
1539 Depreciation Skyline Industrial RO Filter		-1,370.62
Total 1538 Skyline Industrial RO Filter	**$**	**6,064.85**
1540 Canning Line		110,000.00
1541 Depreciation		-19,047.61
Total 1540 Canning Line	**$**	**90,952.39**
1545 Blue Bridge loan items		0.00
1545.1 New XpressFill 460, 4 Bottle Filling System for High Proof Spirits		3,233.86
1545.2 CIP Cart		9,900.00
1545.3 1.5KW XP Pump Cart		3,965.00
1545.4 Chiller - 2" TC		7,500.00
1545.5 Glidetech Hose - 2" TC x 12'		445.00
1545.6 Nitrogen Doser - Art Model		14,000.00
1545.7 Tosa Mecc Foil Spinner		3,241.59
1546 Blue Bridge depreciation		-3,984.88
Total 1545 Blue Bridge loan items	**$**	**38,300.57**
1605 Capital Lease 1 Items		
1605.1 Still Dragon 200L		22,865.00
1605.2 8 inch Gin Basket		2,135.00
1605.3 Digital Thermometers		549.50
1606 Lease 1 Accumulated Depreciation		-19,300.00
Total 1605 Capital Lease 1 Items	**$**	**6,249.50**
1607 Labeler TAL3100		9,912.00
1608 Depreciation Labeler TAL3100		-2,226.60
Total 1607 Labeler TAL3100	**$**	**7,685.40**
1610 Capital Lease 2 Items		
1610.1 Ernest Fermenter		2,500.00
1610.2 FScott Fermenter		2,500.00
1610.3 Jupiter Mash Tun		3,500.00
1610.4 380 L Still (100 Gallon)		11,812.50
1610.5 Pump Truck		2,850.00
1610.6 Heating Elements		2,065.00
1610.7 Two Distillery Hoses 5 foot		777.28
1610.8 Two Distillery Hoses 20 foot		1,468.55

1611 Lease 2 Accumulated Depreciation		-23,393.57
Total 1610 Capital Lease 2 Items	$	4,079.76
1615 Capital Lease 3 Items		
1615.1 Water Defender 2,000GPM RO System		7,091.47
1615.2 MXD Process Tote Mixer		2,015.38
1615.3 15BBL Fermenter Edgar		7,000.00
1615.4 15 BBL Fermenter Maya		7,000.00
1615.5 Slot Floor Drain & Install		26,785.42
1616 Capital Lease 3 Accumulated Depreciation		-26,355.86
Total 1615 Capital Lease 3 Items	$	23,536.41
Total Fixed Assets	$	311,672.49
Other Assets		
2290 suspense account		0.07
Security Deposits		6,000.00
Total Other Assets	$	6,000.07
TOTAL ASSETS	$	711,698.12
LIABILITIES AND EQUITY		
Liabilities		
Current Liabilities		
Accounts Payable		
2000 Accounts Payable		52,562.06
Total Accounts Payable	$	52,562.06
Credit Cards		
2100 Chase Visa		32,596.88
2101 Stephanie Chase Ink Bus Visa		0.00
2102 James Ink Visa (9797)		0.00
2103 Matt Chase Ink Bus Visa		0.00
2104 Matt Eau Claire Visa Credit Card		0.00
2105 Allison Chase Ink Visa		0.00
2106 Matt Ink Visa (8675) Jan 21		0.00
2107 Stephanie Ink Visa (8916) Feb 15		0.00
2108 Ramona Ink Visa (6708)		0.00
2109 John Ink Visa (2480)		0.00
Total 2100 Chase Visa	$	32,596.88
Total Credit Cards	$	32,596.88
Other Current Liabilities		
2210 Square Loan June 2021		0.00
2211 Square Loan July 2021		0.00
2212 Square Loan Dec 2021		0.00
2213 Square Loan		61,880.86
2214 Bridge Business Loan		0.00
2215 Employee Reimbursements Liability		9,339.22
2225 On Deck Capital Loan		72,031.90
2230 Headway Capital Line of Credit		75,473.82
2235 Forward Finance Loan		0.00
2240 CFS Financial LLC		47,590.00
2250 Eau Claire Loans to Clear Water		130,006.79
2260 Nate Farnsworth Loan to Clear Water		0.00
2270 Dave Fisher Loan		183,749.97
2275 Craig Rollins Loan		6,500.00
2280 David Pierson Convertible Note 23k		21,543.47
2550 Sales Tax Payable Utah		-5,745.78
Cap Lease current portion		0.00

Cap Lease current portion 2		0.00
Cap Lease current portion 3		0.00
Direct Deposit Payable		871.02
Gift Card Outstanding		-484.93
On Deck current portion		0.00
Out Of Scope Agency Payable		0.00
Payroll Liabilities		
Co. HSA		-391.00
EMI Dental		-2.65
Employe HSA Contribution		1,488.00
Employee HSA Contribution		0.00
Employer HSA Contribution		2,250.00
Federal Taxes (941/944)		2,666.05
Federal Unemployment (940)		565.69
Select Health		-3,072.85
UT Income Tax		4,964.14
UT Unemployment Tax		282.44
Total Payroll Liabilities	$	**8,749.82**
Sales Tax Agency Payable		51,546.15
Sales Tax Payable		-47,754.18
Total Sales Tax Agency Payable	$	**3,791.97**
Square Gift Card		2,050.89
Total Other Current Liabilities	$	**617,349.02**
Total Current Liabilities	$	**702,507.96**
Long-Term Liabilities		
2310 Judy Metz Loan Shareholder Notes Payable		96,750.00
2311 Fred Metz Loan Shareholder Notes Payable		96,750.00
2315 Eau Claire Shareholder Notes Payable		25,000.00
2320 Deferred Compensation Liability		770,243.00
2605 Capital Lease 1		639.00
2610 Capital Lease 2		7,424.00
2615 Capital Lease 3		32,868.00
2620 Capital Lease 4 Truck Forklift		52,565.32
2625 Balboa Capital Loan		102,082.05
2630 Blue Bridge Equip Loan		52,410.16
Total Long-Term Liabilities	$	**1,236,731.53**
Total Liabilities	$	**1,939,239.49**
Equity		
2920 Fred & Judy Metz Equity		100,000.00
2930 Common Stock Crowd Funding		1,322,254.91
2980 Retained Earnings		-1,716,940.45
2999 Opening Balance Equity		0.00
Debt to equity conversion		3,000.00
SAFE Notes		
SAFE Note - Metz		1,045,000.00
Total SAFE Notes	$	**1,045,000.00**
Start Engine Equity Issuance Cost		-181,013.11
Net Income		-1,799,842.72
Total Equity	-$	**1,227,541.37**
TOTAL LIABILITIES AND EQUITY	$	**711,698.12**

Financial Statement Notes

NOTE 1 – NATURE OF OPERATIONS

Clearwater Distilling Company LLC was formed on October 1, 2019 (“Inception”) in the State of Utah. The financial statements of Clearwater Distilling Company LLC (which may be referred to as the "Company", "we," "us," or "our") are prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”). The Company’s headquarters are located in Lehi, Utah.

Clearwater Distilling Company LLC is a distillery that creates high end spirits that may or may not fall within established alcohol industry categories. Just like a chef experiments with ingredients and methods to create exciting and delicious new recipes, so does Clear Water. By combining methods and ingredients traditionally used for a variety of spirits, into one new spirit, Clear Water is redefining the boundaries of the industry.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates The preparation of financial statements in conformity with U.S. GAAP requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities, and the reported amount of expenses during the reporting periods. Actual results could materially differ from these estimates. It is reasonably possible that changes in estimates will occur in the near term.

Fair Value of Financial Instruments Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants as of the measurement date. Applicable accounting guidance provides an established hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in valuing the asset or liability and are developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company’s assumptions about the factors that market participants would use in valuing the asset or liability. There are three levels of inputs that may be used to measure fair value:

Level 1 - Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.

Level 2 - Include other inputs that are directly or indirectly observable in the marketplace.

Level 3 - Unobservable inputs which are supported by little or no market activity.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

Fair-value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of December 31, 2022 and 2023. The respective carrying value of certain on-balance-sheet financial instruments approximated their fair values.

Cash and Cash Equivalents For purpose of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.

Revenue Recognition The Company will recognize revenues from the sale of its products upon receipt of payment or upon receipt of an order when (a) persuasive evidence that an agreement exists; (b) the service has been performed; (c) the prices are fixed and determinable and not subject to refund or adjustment; and (d) collection of the amounts due is reasonably assured.

Income Taxes The Company applies ASC 740 Income Taxes (“ASC 740”). Deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial statement reported amounts at each period end, based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. The provision for income taxes represents the tax expense for the period, if any and the change during the period in deferred tax assets and liabilities.

ASC 740 also provides criteria for the recognition, measurement, presentation and disclosure of uncertain tax positions. A tax benefit from an uncertain position is recognized only if it is “more likely than not” that the position is sustainable upon examination by the relevant taxing authority based on its technical merit.

The Company is subject to tax in the United States (“U.S.”) and files tax returns in the U.S. Federal jurisdiction and Utah state jurisdiction. The Company is subject to U.S. Federal, state and local income tax examinations by tax authorities for all periods since Inception. The Company currently is not under examination by any tax authority.

Concentration of Credit Risk The Company maintains its cash with a major financial institution located in the United States of America which it believes to be creditworthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

	Common stock		Additional	Accumulated	Total
		Amount	Paid-in Capital	Deficit	Stockholders'
Inception Initial Investment		$ -	$ 100,000	$ -	$ 100,000
StartEngine Raise 1 after Issuance		-	-	-	$ -
Cost		953,716	-	-	$ 953,716
Net income (loss)		-	-	(896,307)	$ (896,307)
31-Dec-21		$ 953,716	$ 100,000	$ (896,307)	$ 157,409
Additional Equity after SE issuance		-	-	-	-
Cost		194,263	-	-	194,263
Net income (loss)		-	-	(824,133)	(824,133)
31-Dec-22		$ 1,147,979	$ 100,000	$ (1,720,440)	(472,461)
New Investment Conv Note		-	1,045,000	-	1,045,000
SE Issuance Cost		-		-	-
Net income (loss)		-		(1,799,843)	(1,799,843)
31-Dec-23		$ 1,147,979	$ 1,145,000	$ (3,520,283)	(1,227,304)
New Investment Conv Note		-	-	-	-
SE Issuance Cost		(237)		-	(237)
Net income (loss)		-		(1,860,303)	(1,860,303)
31-Dec-24		$ 1,147,742	$ 1,145,000	$ (5,380,586)	(3,087,844)

I, Matthew Eau Claire, the CEO of Clear Water Distilling Co, hereby certify that the financial statements of Clear Water Distilling Co and notes thereto for the periods ending 2023 and 2024 included in this Form C offering statement are true and complete in all material respects and that the information below reflects accurately the information reported on our federal income tax returns.

Clear Water Distilling has not yet filed its federal tax return for 2024.

IN WITNESS THEREOF, this Principal Executive Officer's Financial Statement Certification has been executed as of the 30th of April 2025.

_______________ (Signature)

CEO (Title)

4/30/25 (Date)

CERTIFICATION

I, Matthew Eau Claire, Principal Executive Officer of CLEARWATER DISTILLING COMPANY LLC dba Clear Water, hereby certify that the financial statements of CLEARWATER DISTILLING COMPANY LLC dba Clear Water included in this Report are true and complete in all material respects.

Matthew Eau Claire

CEO